EXHIBIT 99.1

Tantech Holdings Ltd Announces $2.1 Million Private Placement

LISHUI, China, April 22, 2024 /PRNewswire/ -- Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”) today announced that it has entered into a securities purchase agreement with institutional investors to raise approximately $2.1 million in aggregate cash proceeds, before deducting fees to the placement agent and other offering expenses payable by the Company. The closing of the private placement is expected to occur on April 24, 2024, subject to the satisfaction of certain customary closing conditions set forth in the securities purchase agreement.

In connection with the private placement, the Company will issue an aggregate of 4,200,000 units and pre-funded units. The purchase price per unit is $0.50. The pre-funded units will be sold at the same purchase price as the units, less the pre-funded warrant exercise price of $0.0001. Each unit and pre-funded unit will consist of one common share (or pre-funded warrant), two Series A warrants each exercisable into one common share at an exercise price of $0.75 per share, which exercise price is subject to standard adjustments for dividends, splits and similar events and is also subject to adjustment for certain dilutive issuances, upon reset following certain capitalization events (including a reverse stock split) and upon reset on a Reset Date (as defined in the Series B Warrant), and one Series B warrant with an exercise price of $0.0001 per common share to purchase such amount of common shares as will be determined on the Reset Date (as defined in the Series B Warrant). The Series A and Series B warrants will be exercisable upon issuance and will have a term of 5.5 years from the date of issuance. The number of securities issued under the units is subject to adjustment as described in more detail in the Report on Form 6-K to be filed in connection with the private placement.

Maxim Group LLC is acting as the sole placement agent for the offering.

The securities described above were offered in a private placement exempt from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder and in a transaction not involving a public offering and have not been registered under the Act or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company’s subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. For more information, please visit: https://tanhtech.com.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd

Investor Relations

Tel: +86 (578) 226-2305

ir@tantech.cn